Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: October 5, 2021

Cvent CEO & Founder Reggie Aggarwal Highlights Four Key Pillars

Defining the New Events Landscape on Main Stage at Cvent CONNECT® Europe

LONDON: 5 October 2021 – Cvent a market-leading meetings, events, and hospitality technology provider, kicked off its annual Cvent CONNECT® Europe conference today at the InterContinental London—The O2. Day one of the event was hosted as a hybrid experience, delivering one event with two unique experiences for the in-person and virtual audiences. Cvent CEO & Founder Reggie Aggarwal delivered the opening keynote address, offering his insights on pandemic-driven innovation and evolution that have transformed the MICE and hospitality industries.

In his address, Aggarwal reflected on the past 18 months and offered an insightful look at the accelerated transformation of the meetings and events landscape in light of the global pandemic. “COVID hit us like a freight train and practically overnight the entire world shut down. Back then, when in-person events were mostly non-existent, none of us were feeling very optimistic about our industry” Yet, Aggarwal added, “Even in that moment, with so many unknowns, event and hospitality professionals around the world remained resilient. Who would’ve thought that just 18 months later, we’d have the technology and expertise to deliver events that can reach and engage more people than pre-pandemic.”

Recalling his Cvent CONNECT Europe keynote presentation in 2020 where he declared the industry was on the cusp of the Golden Age of Events—a time when events will reach a broader audience and become an even more critical part of the business landscape, Aggarwal commented: “I know at the time a lot of people found it hard to believe, but I think we are entering a time where events are more numerous, more valuable, and more important to an organisation’s marketing efforts.” He added “The pandemic has been a catalyst for innovation that I believe will change the face of our industry.”

Aggarwal summarised the driving forces behind the industry’s massive transformation into four key pillars:

1.	Rapid digitisation of the industry

Many meetings and events professionals had to embrace technology to fill the in-person events void when the pandemic started. Because of this digital transformation, organisations discovered the massive reach of virtual experiences—and the accessibility and flexibility they offer attendees. By leveraging technology, such as the Cvent Attendee Hub™, organisations also discovered the depth of attendee engagement data that can be collected and utilised to drive better experiences and quality business leads.

While Aggarwal highlighted the important role of digital transformation, he also reminded attendees of the enduring value of in-person events, “where you can shake someone’s hand, look them in the eye, and break bread.”

2.	Evolving roles of planners, hoteliers, venues, and attendees

When everything went virtual, planners had to adapt; working more closely with marketing and technology teams as the lines between digital marketing and events blurred. By working more closely with these new stakeholders, planners have taken on roles as data scientists—working to ensure data flows from one event to the next and measuring event impact across the customer or employee journey.

Meanwhile, hoteliers and venues recognised and adapted to the desire of their customer – the event planner – to explore and book event space completely online. Forward-looking hoteliers, venues, and destinations are showcasing their spaces and cities with high quality virtual tours, 3D event diagrams, and enhanced onsite technology infrastructure. Aggarwal noted, “In short, we’re in an environment now where a hotel’s digital assets are becoming almost as important as their physical ones.”

Attendees, for their part, have come to expect that virtual events will be more engaging and informative. They expect digital components that complement and enhance their in-person experience – whether that’s through more personalised pre-event networking sessions, interactive mobile event apps, access to on-demand content for the sessions they missed, or online communities to continue the conversation post-event.

3.	The triple threat of in-person, virtual, and hybrid

Virtual events now play an important role as part of a more strategic Total Event ProgrammeSM, and the industry’s success with virtual and the clear desire for in-person event experiences make a strong case for hybrid events, which offer the best of both worlds: the deep engagement of in-person and the scale of virtual. “As a planner, you have to be proficient in managing, producing, and executing all three because we believe your attendees won’t just expect it, they’ll demand it,” said Aggarwal. “And it’s the combination of these three event types that we believe will lead to even greater success for our industry.”

4.	The arrival of the continuous event

With the combination of in-person, virtual, and hybrid events, attendees have more ways to interact with events than they did pre-pandemic – even before and after events occur. “And frankly, when you factor in that content is now on-demand, the traditional start and end dates of events start to blur – because in the digital world, engagement never stops. We believe planners and marketers now have a tremendous opportunity to embrace what we’re calling the continuous event. These ‘always on’ digital environments are where event organisers can engage their customers, employees, members, alumni, or donors with more content and more opportunities to connect.”

Together, the four pillars present a new events landscape and engagement economy where the opportunities to engage and interact have multiplied and the event channel has become more valuable.

To conclude, Aggarwal highlighted Cvent’s continued commitment to its customers. “You’ll always have a partner that understands your business, the complexities of your role, and some of the pain points that you experience. We’re here to support you in your technology journey and to help you make the most of this digital transformation. Together, I look forward to making the most of this new events landscape.”

-Ends-

www.cvent.co.uk

For media enquiries, please contact:

Nina Gardiner

Email: nina.gardiner@spotlightcoms.com

Sharon Coleshill

Email: sharon.coleshill@spotlightcoms.com

Mobile: +44 7810 508 990

Notes to Editor

About Cvent

Cvent is a leading meetings, events, and hospitality technology provider with nearly 4,000 employees and more than 200,000 users worldwide. Founded in 1999, the company delivers a comprehensive event marketing and management platform and offers a global marketplace where event professionals collaborate with venues to create engaging, impactful experiences. The comprehensive Cvent event marketing and management platform offers software solutions to event organizers and marketers for online event registration, venue selection, event marketing and management, virtual and onsite solutions, and attendee engagement. Cvent’s suite of products automate and simplify the entire event management process and maximise the impact of in-person, virtual, and hybrid events. Hotels and venues use Cvent’s supplier and venue solutions to win more MICE and corporate travel business through Cvent’s sourcing platforms. Cvent solutions optimise the entire event management value chain and have enabled clients around the world to manage millions of meetings and events. For more information, please visit Cvent.com/uk, or connect with us on Facebook, Twitter or LinkedIn.

Additional Information

In connection with the Business Combination, Dragoneer intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus and preliminary proxy statement. Dragoneer will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer will send to its shareholders in connection with the Business Combination. The information to be filed by Dragoneer will contain substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ, WHEN AVAILABLE, THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2021, WHICH WAS FILED WITH THE SEC ON JUNE 21, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION WHEN AVAILABLE. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Dragoneer, which will include the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination;

the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 to be filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.